SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

September 29, 2020

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT 99.1 TO THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

CONTENTS

On September 16, 2020, Kenon Holdings Ltd.’s (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced that a non-binding term sheet was executed between OPC and Global Infrastructure Management LLC for the acquisition of Competitive Power Ventures group (“CPV”) by OPC. CPV is engaged in the development, construction and management of renewable energy and conventional energy (natural gas-fired) power plants in the United States. On September 24, 2020, OPC announced a potential private placement relating to the potential CPV acquisition.

Further to these announcements, on September 29, 2020, OPC announced further details with respect to the CPV transaction. English convenience translations of this announcement and a related investor presentation, as published by OPC, are furnished as Exhibits 99.1 and 99.2 to this Report on Form 6-K. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

The OPC securities referenced in this Report on Form 6-K have not been registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under that act.

Caution Concerning Forward-Looking Statements

This Report on Form 6-K, including the exhibits hereto, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the potential acquisition of CPV by OPC, including the expected timing and benefits of the acquisition, potential sources of acquisition financing, expected consideration, insurance and other potential agreements, OPC’s intention to advance CPV development projects following the acquisition and expected additional investment in CPV projects, expectations relating to incentive and tax benefit policies for renewable energy, statements with respect to CPV projects under construction, including the information regarding the projected year of commercial operation and the expected construction cost, statements with respect to CPV projects under development, expected pipeline and growth of renewable energy assets, U.S. market renewable energy opportunity and expected impact of US elections, and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to the proposed acquisition, related acquisition financing and other agreements not being carried out as described or at all, including that an acquisition agreement is not entered into under the proposed terms or at all, that the benefits of the acquisition do not  materialize as expected or at all, expected approvals and clearances not received within the expected timing or at all, changes in OPC’s plans in connection to its advancement of and investment in CPV’s projects, changes in federal and state policies and regulations connected to incentive and tax benefit policies, with respect to CPV’s projects under construction, delays in receiving required permits, a change in the construction costs, delays in the construction, changes in the provisions of law, an increase in the financing expenses, and unforeseen expenses or other unforeseen risk, with respect to CPV’s projects under development, delays in or an inability relating to the completion of the development processes, signing agreements, assurance of financing and receipt of various approvals and permits, changes in the US renewable energy market and expectations as well as potential adverse impact of US elections, and other risks and factors including the impact of the COVID-19 outbreak, those risks set forth in Exhibit 99.1 herein under the heading “Special (main) risk factors involved in CPV’s activities,” and those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

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Exhibits

99.1	OPC Energy Ltd.—Immediate Report: “Potential Transaction for Acquisition of the CPV Group” dated September 29, 2020*
99.2	OPC Energy Ltd.—Investor Presentation: “OPC Acquisition of CPV” dated September 2020*

*English convenience translation from Hebrew original document.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: September 29, 2020	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer

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